Emerald Medical Applications Corp.
 7 Imber Street
Petach Tikva, 4951141 Israel

January 15, 2016

US Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Mara L. Ransom, Assistant Director

Re: Emerald Medical Applications Corp.

Registration Statement on Form S-1
Commission File No. 333-206105
Request for Acceleration

Ladies and Gentlemen:

On behalf of Emerald Medical Applications Corp. this is to request that the above-referenced registration statement be declared effective by the Commission on January 20, 2016 at 9:30 a.m. EST or as soon thereafter as reasonably practicable.

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Lior Wayn
Lior Wayn, Chief Executive Officer